Exhibit (a)(1)(x)

FOR IMMEDIATE RELEASE

Pep Boys Board of Directors Determines Proposal from Icahn Enterprises

Would Reasonably Be Expected to Result in a “Superior Proposal”

PHILADELPHIA, PA — December 8, 2015 — The Pep Boys – Manny, Moe & Jack (NYSE: PBY), the nation’s leading automotive aftermarket service and retail chain, announced today that its Board of Directors, after consultation with its independent legal and financial advisors, has determined that the proposal from Icahn Enterprises L.P. to acquire Pep Boys for $15.50 per share in cash (as set forth in the Company’s filing with the Securities and Exchange Commission, dated December 7, 2015) would reasonably be expected to result in a “Superior Proposal” as defined in the Company’s agreement and plan of merger with Bridgestone Retail Operations, LLC.

This determination by the Board allows the Company to take certain actions, in accordance with the procedures set forth in the Bridgestone agreement, to further consider the Icahn proposal.  In and of itself, however, this determination does not allow the Company to terminate the Bridgestone agreement, nor enter into a definitive transaction with Icahn, both of which can also only occur in accordance with the procedures set forth in the Bridgestone agreement.

The Board has not changed its recommendation with respect to the Bridgestone transaction, nor is it making any recommendation with respect to the Icahn proposal.

There can be no assurance that the Board will ultimately determine that the Icahn proposal is a Superior Proposal, that the terms of a transaction with Icahn will be the same as those reflected in its proposal or that any transaction with Icahn will be agreed to or consummated.

As previously announced on October 26, 2015, the Company entered into the Bridgestone agreement pursuant to which Bridgestone commenced, on November 16, 2015, a tender offer for all outstanding shares of Pep Boys at $15.00 per share in cash.  The closing of the Bridgestone tender offer is subject to Pep Boys’ shareholders tendering at least a majority of the Company’s outstanding shares, determined on a fully diluted basis, and other customary closing conditions.  Following completion of the tender offer, both companies will, subject to the satisfaction of certain customary closing conditions, complete a merger in which Pep Boys shares that were not tendered in the tender offer will be cancelled and converted into the right to receive $15.00 per share in cash.

Rothschild is acting as the exclusive financial advisor to Pep Boys and Morgan, Lewis & Bockius LLP is acting as legal advisor.

About Pep Boys

Since 1921, Pep Boys has been the nation’s leading automotive aftermarket chain. With over 7,500 service bays in over 800 locations in 35 states and Puerto Rico, Pep Boys offers name-brand tires; automotive maintenance and repair; parts and expert advice for the Do-It-Yourselfer; commercial auto parts delivery; and fleet maintenance and repair. Customers can find the nearest location by calling 1-800-PEP BOYS (1-800-737-2697) or by visiting www.pepboys.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” ‘intend,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date the statement was made.  Such forward-looking statements are based on current expectations that involve a number of known and unknown risks, uncertainties and other factors which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the Bridgestone tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov. The forward-looking statements included in this announcement are made as of the date hereof. Pep Boys is under no obligation to (and expressly disclaims any such obligation to) update any of the information in this press release if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. This communication is for informational purposes only. The tender offer transaction among Pep Boys, Bridgestone Retail Operations, LLC (BSRO) and TAJ Acquisition Co. (TAJ) is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) filed by BSRO and TAJ with the U.S. Securities and Exchange Commission (SEC) on November 16, 2015, as amended from time to time. In addition, on November 16, 2015, Pep Boys filed a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC related to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation statement on Schedule 14D-9. Pep Boys shareholders are able to obtain the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation statement on Schedule 14D-9 at no charge on the SEC’s website at www.sec.gov. In addition, Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation statement on Schedule 14D-9 may be obtained free of charge from D.F. King & Co., Inc., the Information Agent for the tender offer, Telephone Number (866) 620-2536, or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number (215) 430-9169.

Contacts:

Investors:

Brian Zuckerman

(215) 430-9169

Media:

Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher / Averell Withers

212-355-4449